MARTIN LIPTON

HERBERT M. WACHTELL

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ANDREW R. BROWNSTEIN

STEVEN A. ROSENBLUM

JOHN F. SAVARESE

SCOTT K. CHARLES

JODI J. SCHWARTZ

ADAM O. EMMERICH

RALPH M. LEVENE

RICHARD G. MASON

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

WILLIAM SAVITT

ERIC M. ROSOF

GREGORY E. OSTLING

DAVID B. ANDERS

ANDREA K. WAHLQUIST

ADAM J. SHAPIRO

NELSON O. FITTS

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

IAN BOCZKO

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403-1000 FACSIMILE: (212) 403-2000

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C. CHEN

GORDON S. MOODIE

BRADLEY R. WILSON

GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

SARAH K. EDDY

VICTOR GOLDFELD

BRANDON C. PRICE

KEVIN S. SCHWARTZ

MICHAEL S. BENN

SABASTIAN V. NILES

ALISON ZIESKE PREISS

TIJANA J. DVORNIC

JENNA E. LEVINE

RYAN A. McLEOD

ANITHA REDDY

JOHN L. ROBINSON

JOHN R. SOBOLEWSKI

STEVEN WINTER

EMILY D. JOHNSON

JACOB A. KLING

RAAJ S. NARAYAN

VIKTOR SAPEZHNIKOV

MICHAEL J. SCHOBEL

ELINA TETELBAUM

ERICA E. BONNETT

LAUREN M. KOFKE

ZACHARY S. PODOLSKY

RACHEL B. REISBERG

MARK A. STAGLIANO

CYNTHIA FERNANDEZ LUMERMANN

CHRISTINA C. MA

NOAH B. YAVITZ

GEORGE A. KATZ (1965–1989) JAMES H. FOGELSON (1967–1991) LEONARD M. ROSEN (1965–2014) OF COUNSEL

MICHAEL H. BYOWITZ

KENNETH B. FORREST

SELWYN B. GOLDBERG

PETER C. HEIN

JB KELLY

MEYER G. KOPLOW

JOSEPH D. LARSON

LAWRENCE S. MAKOW

DOUGLAS K. MAYER

PHILIP MINDLIN

DAVID S. NEILL

HAROLD S. NOVIKOFF

LAWRENCE B. PEDOWITZ

ERIC S. ROBINSON

ERIC M. ROTH

PAUL K. ROWE

DAVID A. SCHWARTZ

MICHAEL J. SEGAL

ROSEMARY SPAZIANI

ELLIOTT V. STEIN

WARREN R. STERN

LEO E. STRINE, JR.*

PAUL VIZCARRONDO, JR.

PATRICIA A. VLAHAKIS

AMY R. WOLF

MARC WOLINSKY

* ADMITTED IN DELAWARE COUNSEL
DAVID M. ADLERSTEIN SUMITA AHUJA AMANDA K. ALLEXON LOUIS J. BARASH FRANCO CASTELLI ANDREW J.H. CHEUNG PAMELA EHRENKRANZ KATHRYN GETTLES-ATWA ADAM M. GOGOLAK	NANCY B. GREENBAUM MARK A. KOENIG CARMEN X.W. LU J. AUSTIN LYONS ALICIA C. McCARTHY NEIL M. SNYDER S. CHRISTOPHER SZCZERBAN JEFFREY A. WATIKER

Direct Dial: (212) 403-1005 Direct Fax: (212) 403-2005 E-Mail: VGoldfeld@wlrk.com March 9, 2022

Via EDGAR and Courier

Austin Wood

Pam Long

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Bluerock Homes Trust, Inc. Draft Registration Statement on Form 10 Confidentially Submitted January 10, 2022 File No. 377-05916

Dear Mr. Wood and Ms. Long:

On behalf of our client, Bluerock Homes Trust, Inc. (the “Company” or “Bluerock Homes”), set forth below is the response of the Company to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated February 4, 2022, regarding the Company’s draft registration statement on Form 10 (the “Registration Statement”) confidentially submitted to the Securities and Exchange Commission on January 10, 2022. In connection with this letter responding to the Staff’s comments, the Company is publicly filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For your convenience, the Staff’s comments are set forth in bold, followed by the response on behalf of the Company. All page references in the response set forth below refer to pages of Amendment No. 1.

Summary, page 10

1.	We note repeated references here and throughout the filing to a “technology aided platform” as part of the company’s value add implementation. Please revise your disclosure to provide details and an explanation of what the technology aided platform consists of and how it can add value to the company and its properties.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 14 and 109 of Amendment No. 1.

The Separation and Distribution, page 15

2.	Please revise your disclosure to include a graphic depiction of the organizational structure of Bluerock prior to the spin off transaction and its UPREIT structure after the spin off transaction so that investors may better understand the details of the spin off.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 17 of Amendment No. 1.

Conditions to the Distribution, page 70

3.	We note disclosure in your risk factor entitled “Failure to qualify as a REIT . . .” beginning on page 55 that in connection with the distribution, you will receive an opinion of counsel that you will qualify as a REIT. Please clarify whether receipt of this opinion is a condition to completing the distribution.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 56, 70, 76, and 169 of Amendment No. 1.

Unaudited Pro Forma Combined Financial Statements, page 79

4.	On page 18, you disclose that the sublease will be assigned to you, including Bluerock Residential’s liabilities associated therewith, and that Badger Parent will pay you $2.5 million. It does not appear that you have reflected the foregoing in your pro forma financial information. Please tell us how you determined it was unnecessary to adjust for these items, or tell us where you have reflected them within your pro forma financial information. Please refer to Article 11 of Regulation S-X.

Response: Bluerock Residential and Bluerock Real Estate, LLC (“BRE”) are co-tenants and are jointly and severally liable on their sublease of office space in New York. To allocate costs and liabilities, Bluerock Residential and BRE have a lease cost-sharing agreement, with Bluerock Residential’s allocated share being variable based on usage for the relevant period. Historically, BRE has invoiced Bluerock Residential on a quarterly basis under the variable usage formula and Bluerock Residential has reimbursed BRE for Bluerock Residential’s variable allocation of occupancy costs. The sublease will be assigned (subject to any required consents of Sublandlord and Landlord) to Bluerock Homes as of the consummation of the Distribution.

Bluerock Homes is expected to incur approximately 20% of the remaining rent as of the consummation of the Distribution with the remaining 80% (estimated to be $2.5 million) to be paid by Bluerock Residential. Badger Parent has agreed to pay the $2.5 million owed by Bluerock Residential to Bluerock Homes, which will ultimately be remitted to BRE. The Company has revised the disclosure to reflect this amount as restricted cash and a liability in the pro forma financial statements in Footnote C on page 84 of Amendment No. 1.

Adjustments to the Unaudited Pro Forma Combined Balance Sheet, page 83

5.	Please revise note A to disclose the date the properties were purchased. Additionally, please revise note E to disclose the date the investment occurred.

Response: The Company has updated the Pro Forma Combined Balance Sheet to include information as of December 31, 2021. In response to the Staff’s comment, the Company has revised the disclosure in Footnotes A and F (formerly Footnote E) on pages 83 and 84 of Amendment No. 1.

6.	Please revise note J to disclose the basis for the adjustment for the partially owned properties.

Response: The Company has updated the Pro Forma Combined Balance Sheet to include information as of December 31, 2021. In response to the Staff’s comment, the Company has revised the disclosure in Footnote J on page 85 of Amendment No. 1.

Adjustments to the Unaudited Pro Forma Combined Statement of Operations, page 85

7.	Please revise adjustment a to disaggregate this information by portfolio, as you have in adjustment A. In addition, please revise your disclosure to clarify from where this information has been derived.

Response: The Company has updated the Pro Forma Combined State of Operations to include information for the year ended December 31, 2021. In response to the Staff’s comment, the Company has revised the disclosure in Footnote a on page 85 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and results of Operations
Non-GAAP Financial Measures, page 97

8.	We note that you have included an adjustment for provision for credit losses to arrive at your measure titled FFO attributable to Bluerock Homes. As a result of this adjustment, it appears that your computation of FFO differs from the NAREIT definition of FFO. Please revise the title of this non-GAAP measure to distinguish it from FFO as commonly defined or remove the adjustment. Further, please update the related disclosure of this measure, as appropriate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 100 of Amendment No. 1.

Business and Properties, page 100

9.	Please elaborate on each of your investment strategies, identifying any specific characteristics of the homes you invest in, locations, and the source of acquisitions (for example, broker, auction, or bulk sale) within each strategy. Please also explain what is distinctive about the “scattered site aggregation” investment strategy, other than that you will provide affordable housing to middle-income renters at above-market yields. Please also explain “Build-to-Rent” development, including what a build-to-rent community is and what your role is in development.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 10, 14, 102 and 109 of Amendment No. 1.

10.	Please revise this section to provide more robust disclosure regarding acquisitions or investment in properties, such as acquisition pace per month or quarter, cost or purchase price of homes and the source of acquisitions. Please also address the time and cost associated with newly acquired homes to have them rent-ready and finally leased. Also address tenant retention and turnover rates and cost.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 102 and 121 of Amendment No. 1. With respect to tenant retention and turnover rates and cost, given the fact that all but one of the Company’s operating properties has been acquired in the past 12 months, the Company respectfully advises the Staff that it believes that any historical data the Company could provide with respect to tenant retention and turnover rates will not be particularly informative to shareholders and may run the risk of being misleading.

11.	Please revise information about the properties in your portfolio to include aggregate cost, initial renovation cost, and year of purchase for each group of properties. Please also address lease expiration, purchase date and rentable square footage.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 102 and 103 of Amendment No. 1.

12.	Please discuss your policies regarding borrowing or loaning money, and engaging in the purchase and sale of investments. In this regard, we note risk factor disclosures that there is no limitation on the amount you may invest in a single property or the amount you can borrow to purchase individual properties, and that you may have difficulty selling real estate investments.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 120 of Amendment No. 1.

Our Network Strategy, page 104

13.	We note your disclosure on page 106 regarding the company’s disciplined underwriting and due diligence process. Please revise your disclosure here, and where else appropriate, to provide the material aspects of the company’s processes. Where appropriate, please also describe how you review residents and what, if any, requirements or characteristics you have for residents. In this regard, we note references in your disclosure to “middle-income” and millennial renters.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 120 and 121 of Amendment No. 1.

Exclusive Forum, page 157

14.	We note your disclosure regarding that, absent the company’s written consent, the Circuit Court for Baltimore City, Maryland will be the exclusive forum for four categories of lawsuits pursuant to your bylaws. Please revise your disclosure to clearly state whether or not your bylaw provision applies to claims under the federal securities laws. Please note that Section 22 of the Securities Act of 1933 grants state and federal courts concurrent jurisdiction over Securities Act claims, and Section 27 of the Exchange Act of 1934 provides that the federal courts have exclusive jurisdiction of Exchange Act claims.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 160 of Amendment No. 1.

Combined Financial Statements, page F-1

15.	We note your list of properties acquired subsequent to December 31, 2020 on page 83 and that several of these properties exceed 20% of your total assets at December 31, 2020. Please tell us how you determined it was unnecessary to include Rule 3-14 financial statements for these properties. Please refer to Rule 3-14 of Regulation S-X.

Response: The Company respectfully advises the Staff that it believes Rule 3-14 financial statements are not required based on Section 2335.1 of the Financial Reporting Manual (the “Manual”) published by the Division of Corporation Finance, which states:

2335.1 Test of Significance in an IPO

A newly-formed REIT having no significant operations may acquire operating properties immediately prior to filing an IPO, or may identify properties to be acquired upon closing the IPO. In addition, the REIT may identify properties that it will probably acquire soon after the IPO. The staff recognizes in these circumstances that the literal application of S-X 3-14 could result in the registrant providing financial statements of properties that are clearly insignificant to investors. In identifying the financial statements required to be included in the initial registration statement, the staff has allowed registrants to compute significance using a denominator equal to the total cost of the properties acquired immediately prior to filing an initial registration statement, properties to be acquired upon closing the IPO, and properties identified as probable future acquisitions.

The Company believes that Section 2335.1 of the Manual is applicable to the Registration Statement, as it is the initial registration statement pursuant to which the Company will become a newly public company, and permits the Company to compute significance using a denominator equal to the total cost of its acquired properties. Accordingly, the Company believes that Rule 3-14 financial statements are not required, notwithstanding that certain of its single-family properties acquired during the Company’s fiscal year ended December 31, 2021 – specifically, Yauger Park Villas, Wayford at Concord, Springfield, ILE, Texas Portfolio 183 and DFW 189 (collectively, the “Relevant Properties”) – exceeded 20% of the total assets of the Predecessor Entity and for which the Company presented its combined financial statements for the fiscal year ended December 31, 2020 in the Registration Statement.

Although the Company’s first single-family property was acquired on December 18, 2019, the Company had minimal operations until the third quarter of 2021. At that time, the Company began acquiring an increasing number of operating properties, and all of the Company’s current 19 single-family properties (except for Navigator Villas) were acquired after December 31, 2020, as shown in the table below, which reflects investments as of December 31, 2021. These acquisitions were completed shortly before or right after the Company’s incorporation on December 16, 2021 and confidential submission of the Registration Statement on January 10, 2022.

Name	Location	Initial Purchase Date	Purchase Price
Operating Properties
Build-to-Rent
Navigator Villas	Pasco, WA	12/18/2019	$28,500,000
Springtown 2.0	Springtown, TX	10/26/2021	2,985,000
Wayford at Concord	Concord, NC	6/4/2021	44,437,500
Yauger Park Villas	Olympia, WA	4/14/2021	24,500,000
Sub-Total			100,422,500
Scattered Site - Clustered
Axelrod	Garland, TX	10/5/2021	4,133,390
DFW 189	Dallas-Fort Worth, TX	12/29/2021	27,670,000
Golden Pacific	KS / MO	11/23/2021	1,213,000
Granbury	Granbury, TX	9/30/2021	8,100,000
ILE	TX / SE US	10/4/2021	57,139,138
Indy	Indianapolis, IN	8/12/2021	3,785,000
Lubbock	Lubbock, TX	9/24/2021	5,600,000
Lubbock 2.0	Lubbock, TX	10/28/2021	9,275,000
Lubbock 3.0	Lubbock, TX	12/8/2021	4,574,053
Lynnwood	Lubbock, TX	11/16/2021	2,448,000
Lynnwood 2.0	Lubbock, TX	12/1/2021	2,490,000
Springfield	Springfield, MO	8/18/2021	49,000,000
Springtown	Springtown, TX	9/15/2021	9,350,000
Texarkana	Texarkana, TX	9/21/2021	3,100,000
Texas Portfolio 183	Various / TX	12/22/2021	28,290,000
Sub-Total			216,167,581
Operating Properties Sub-Total			316,590,081

Pref / Loan Investments Build-to-Rent		Investment Date	Pref/Loan Investment
The Cottages at Myrtle Beach	Myrtle Beach, SC	9/9/2021	9,034,139
The Cottages at Warner Robins	Warner Robbins, GA	12/8/2021	–
The Cottages of Port St. Lucie	Port St. Lucie, FL	8/26/2021	7,259,942
The Hartley at Blue Hill	Chapel Hill, NC	1/23/2019	36,000,000
The Woods at Forest Hill	Forest Hill, TX	12/20/2021	441,841
Wayford at Innovation Park	Charlotte, NC	6/17/2021	–
Willow Park	Willow Park, TX	6/17/2021	2,540,000
Sub-Total			55,275,922

Scattered Site / Clustered			Pref Investment
Peak Housing	IN / MO / TX	4/12/2021	20,319,000
Sub-Total			20,319,000
Pref / Loan Investments Sub-Total			75,594,922
Total Portfolio			$392,185,003

Consistent with Section 2335.1 of the Manual, “the literal application” of Rule 3-14 of Regulation S-X would “result in the registrant providing financial statements of properties that are clearly insignificant to investors.” The Company has determined that computing significance using a denominator permitted by Section 2335.1 of the Manual results in no property (including the Relevant Properties) exceeding the 20% threshold of Rule 3-14.

The Company respectfully submits that its approach is consistent with the approach taken by similarly situated initial registrants with property portfolios that were rapidly growing, including Belpointe PREP, LLC in its July 19, 2021 response to the Staff’s comment letter dated May 19, 2021.

Comparing the total assets on the Company’s balance sheet on December 31, 2020 with the total assets on the Company’s balance sheet on December 31, 2021 further underscores that providing separate financial statements for the Relevant Properties would not provide investors with material information and would not enhance investor protection, consistent with the aims of Section 2335.1 of the Manual. The total assets of the Company (as reflected in the audited financial statements of the Company included in Amendment No. 1) increased from $116,980,000 on December 31, 2020 to $540,331,000 on December 31, 2021. Measuring the significance of any individual property (including the Relevant Properties) relative to the total assets set forth on the Company’s balance sheet as of December 31, 2020 would therefore overstate the significance of such property compared to the Company’s current portfolio, and as such the significance of those properties could be misconstrued by investors if separate 3-14 financials were included. Indeed, when measured against the total assets set forth on the December 31, 2021 balance sheet, no property (including the Relevant Properties) would be significant. The Company notes in this regard that this threshold of the modified investment test used to determine significance was raised from 10% to 20% as of January 1, 2021, reflecting the view of the SEC that the threshold for requiring separate financials should be high.

Additionally, the Company advises the Staff that obtaining the requisite financial information to prepare separate financial statements for the Relevant Properties in nearly all cases is not possible, as previous owners have been unable and/or unwilling to provide the Company with accurate historical financial information required to prepare such financial statements. In order to provide Rule 3-14 financial statements, the Company would need the assistance of all of the former owners of the Relevant Properties. During the due diligence phase of the acquisitions of the Relevant Properties, consistent with the Company’s ordinary course practice, the Company requested several times from each of the sellers financial information that would be necessary to prepare Rule 3-14 financial statements. The sellers did not provide the requested information even though incentivized by the sale process to do so, as given the nature of the assets, the sellers (other than the sellers of one of the properties) were small business owners who lacked the record-keeping that would be required in order to prepare such financial statements. Although the Company, as discussed above, does not believe that Rule 3-14 financial statements are required to be presented in the Registration Statement, the Company has again requested the financial statements in light of the Staff’s comment. No seller has responded that it is able to provide the information necessary for the Company to prepare Rule 3-14 financial statements, and the Company does not anticipate that any seller will (other than potentially the sellers of one of the properties as noted above). Since the Company has not been able to obtain (either in the past or currently) the relevant financial data needed to provide the requested financials, requiring the provision of such financials could threaten the ability of Bluerock Residential to timely complete its pending merger transaction with affiliates of Blackstone, which is conditioned on completion of the Distribution. The Company respectfully submits that it would be adverse to investors’ interests to suffer the delay and risk to the pending merger transaction while providing little meaningful additional disclosure or investor protection.

For the foregoing reasons, the Company respectfully submits to the Staff that Regulation S-X Rule 3-14 financials are not required to be presented in the Registration Statement for any of its properties (including the Relevant Properties).

The Company also has considered Staff Accounting Bulletin Subtopic 1(i) (“SAB 1(i)”) and its potential application to the Company’s related party mortgage loans described in the Registration Statement and concluded that the Company’s mortgage loans do not implicate SAB 1(i) and the requirement thereunder to provide Rule 3-14 financial statements for properties underlying significant loans. The Company respectfully submits that, similar to other intercompany accounts, the Company’s related party mortgage loans are eliminated in consolidation and are not reflected as loan instruments on the Company’s consolidated financial statements, and as such need not be tested for significance for purposes of SAB 1(i). As further support for the Company’s view, the Company notes that the properties secured by these loans would not come within the parameters of Rule 3-09 of Regulation S-X for filings made under the Exchange Act (as discussed in Question 2 and Interpretive Response in SAB 1(i)), which deals with investments in operating entities, the operations of which are not included in the Company’s consolidated financial statements. This is because the properties securing the loans at issue in this case are included in the Company’s consolidated balance sheet (and the Company further notes that, as a Smaller Reporting Company, the Company is not subject to the significance testing thresholds in Rule 3-09 in any event). Even if the Company’s mortgage loans were subject to testing in accordance with SAB 1(i) and without determining whether any loan constitutes an acquisition, development or construction arrangement, none of the Company’s mortgage loans exceeds the significance threshold of 10% of the Company’s total assets as set forth on the Company’s audited balance sheet as of December 31, 2021 (i.e., the total assets of the Company at the time the Registration Statement was confidentially submitted), and thus no such loan would trigger the 3-14 financial statement requirement.

16.	We note your assertion within your cover letter dated January 10, 2022 that you will include audited financial statements for the fiscal year ended December 31, 2021 in an amendment. Please confirm that you will also provide Schedules III and IV, or tell us how you determined these schedules are not necessary. Please refer to Rules 12-28 and 12-29 of Regulation S-X.

Response: The Company confirms that it has provided both audited financial statements for the fiscal year ended December 31, 2021 and Schedules III and IV as of December 31, 2021 on pages F-26 through F-29 of Amendment No. 1.

17.	We note your disclosure on page 18 that Bluerock Residential is a subtenant of a portion of the 32nd Floor, and that such sublease will be assigned to you. It does not appear that you accounted for the sublease under ASC 842 in your combined financial statements. Please tell us how you have accounted for this sublease in your financial statements and your basis for such accounting. Within your response, please reference the authoritative accounting literature relied upon.

Response: Bluerock Residential and BRE are co-tenants and are jointly and severally liable on their sublease of office space in New York. To allocate costs and liabilities, Bluerock Residential and BRE have a lease cost-sharing agreement, with Bluerock Residential’s allocated share being variable based on usage for the relevant period. Historically, BRE has invoiced Bluerock Residential on a quarterly basis under the variable usage formula and Bluerock Residential has reimbursed BRE for Bluerock Residential’s variable allocation of occupancy costs. The sublease will be assigned (subject to any required consents of Sublandlord and Landlord) to Bluerock Homes as of the consummation of the Distribution.

Bluerock Homes is expected to incur approximately 20% of the remaining rent as of the consummation of the Distribution with the remaining 80% (estimated to be $2.5 million) to be paid by Bluerock Residential. Badger Parent has agreed to pay the $2.5 million owed by Bluerock Residential to Bluerock Homes, which will ultimately be remitted to BRE. Bluerock Homes evaluated the sublease and leasehold cost-sharing agreement under ASC Paragraph 842-10-15-4 and ASC Paragraphs 842-10-30-5 and 30-6 and determined that the sublease did not qualify as a lease as it does not have the right to obtain substantially all of the economic benefits from use of the leased premises or the right to direct the use of the entire leased premises. Those rights belong to BRE.

*      *      *      *      *      *

If you have any questions concerning the Registration Statement or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 403-1005 or VGoldfeld@wlrk.com, or my colleague Elizabeth A. Ingriselli, at (212) 403-1130 or EAIngriselli@wlrk.com.

Sincerely yours,

/s/ Victor Goldfeld
Victor Goldfeld

cc:	Michael Konig, Bluerock Residential Growth REIT, Inc.

Jason Emala, Bluerock Asset Management, LLC

Elizabeth A. Ingriselli, Wachtell, Lipton, Rosen & Katz